Filed by NetScout Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: NetScout Systems, Inc.

(Commission File No. 000-26251)

Event ID: 137530699548

Culture: en-US

Event Name: Q2 2015 NetScout Systems Inc Earnings Call

Event Date: 2014-10-16T12:30:00 UTC

P: Operator;;

C: Andrew Kramer; NetScout Systems, Inc.; VP of IR

C: Anil Singhal; NetScout Systems, Inc.; President and CEO

C: Michael Szabados; NetScout Systems, Inc.; COO

C: Jean Bua; NetScout Systems, Inc.; CFO

P: Scott Zeller; Needham & Company; Analyst

P: Mark Kelleher; D.A. Davidson & Co.; Analyst

P: Eric Martinuzzi; Lake Street Capital; Analyst

P: Kevin Liu; B. Riley & Co.; Analyst

P: Alex Kurtz; Sterne, Agee & Leach, Inc.; Analyst

P: Matt Robison; Wunderlich Securities, Inc.; Analyst

P: Mark Sue; RBC Capital Markets; Analyst

P: Chad Bennett; Craig-Hallum Capital Group; Analyst

+++ presentation

Operator^ Ladies and gentlemen, thank you for standing by, and welcome to NetScout’s second quarter of fiscal year 2015 operating results conference call. (Operator Instructions) As a reminder, this conference call is being recorded. With us today is NetScout’s President and CEO, Mr. Anil Singhal. He is accompanied by NetScout’s Chief Operating Officer, Mr. Michael Szabados; the Company’s Chief Financial Officer, Ms. Jean Bua; and Vice President of Investor Relations, Andrew Kramer. At this time, I will turn the call over to Andrew Kramer.

Andrew Kramer^ Thank you very much, Stephanie, and good morning, everyone. Welcome to NetScout’s fiscal 2015 second quarter conference call for the period ended September 30. We’ve included on today’s webcast a slide presentation to accompany our commentary. For those listeners who have dialed into the call this morning and would like to view the slide presentation, you can find it by going to our website at www.netscout.com\investors and then clicking on today’s webcast.

You can advance of the slides in the webcast viewer to follow along with our commentary. And we will try to remember to call out the slide number we are referencing in our remarks. In terms of the agenda for today’s call, I turn your attention to slide number 2. Anil Singhal will first focus on providing a more in-depth and detailed view into our planned acquisition of Danaher’s communications business and why this is the right move at the right time for our Company. He will then share his perspective on our performance for the quarter.

Our COO, Michael Szabados, will provide an update on key use cases driving customer adoption and other initiatives shaping our business today. CFO Jean Bua with then provide additional financial insights into our financial performance, as well as discuss our guidance for the fiscal year.

Before we begin with our prepared remarks, I’d like to direct your attention to slide number 3. NetScout will file a registration statement on Form S-4 containing a proxy statement and prospectus of NetScout and other documents concerning the proposed acquisition with the Securities and Exchange Commission.

Investors are urged to read the proxy statement and prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information. You can obtain a free copy of the proxy statement and prospectus and other documents filed by NetScout with the SEC at the SEC’s website at www.sec.gov or on our own website at www.netscout.com. You may also contact me directly.

This communication is not a solicitation of a proxy from any security holder of NetScout. However, NetScout, Danaher and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NetScout stockholders in connection with the proposed transaction.

Information about NetScout directors and officers and their beneficial ownership of NetScout’s common stock may be found in its definitive proxy statement relating to its 2014 annual meeting of shareholders filed with the SEC on July 24, 2014. This document can be obtained free of charge from the SEC website at www.sec.gov or from our own website.

Moving on slide number 4. I would like to remind everybody listening that forward-looking statements in this presentation are made pursuant to the Safe Harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended and other federal securities laws. Investors are cautioned that statements in this presentation which are not historical facts constitute forward-looking statements which involve risks and uncertainties. These risks include without limitation our financial guidance for FY15, and the anticipated timing, terms, or benefits of the proposed transaction involving NetScout’s acquisition of the communication business lines of Danaher Corporation.

Actual results could differ materially from the forward-looking statements including those related to the Company’s confidence in its strategic guidance and the timing associated with completing the acquisition of Danaher’s communications business.

Risks and uncertainties which could cause actual results to differ include without limitation risks and uncertainties associated with the failure to obtain, delays in obtaining, or adverse conditions related to obtaining shareholder or regulatory approvals, the anticipated tax treatment of the transaction and related transactions, risks relating to any unforeseen changes to or the effects on liabilities, future capital expenditures, revenue expenses, synergies, indebtedness, financial conditions, losses and future prospects, failure to consummate or delay in consummating the transaction for other reasons, our ability to retain key executives and employees, slowdowns or downturns in economic conditions generally and in the market for advanced networking services sharing solutions specifically, NetScout’s relationships with strategic partners, dependence upon broad-based acceptance of network performance management solutions, NetScout’s ability to achieve and maintain a high rate of growth, introduction and market acceptance of new products and product enhancements, the ability of NetScout to take advantage of service provider opportunities, competitive pricing pressures, reliance on sole sources and suppliers, successful expansion and management of direct and indirect distribution channels, and dependence on proprietary technology and the ability of NetScout to successfully integrate the (inaudible) systems and on-path technologies and achieve operational efficiencies.

I’m not sure whether it’s possible, but if you would like a more detailed description of the risk factors associated with NetScout please refer to NetScout’s annual report on Form 10-K for the fiscal year ended March 31, 2014 on file with the SEC. NetScout assumes no obligation to update any forward-looking information contained in this press release or with respect to the communication described therein.

Finally, I’d like to remind you all that while the slide presentation includes both GAAP and non-GAAP results, unless otherwise stated financial information discussed on today’s call will be on a non-GAAP basis only. Non-GAAP items are described and reconciled to GAAP results in today’s press release, and they are included at the end of the slide presentation that is made available online.

I would also note that growth rate discussions are based on year-over-year basis unless otherwise noted. That concludes my perfunctory remarks. I will now turn the call over to Anil at this point.

Anil Singhal^ Thank you, Andy. Let’s begin our slide number 6. I’m very happy to report that we delivered once again a very strong performance this quarter. Our revenue for the second quarter was $103.6 million, a 12% increase over $92.1 million one year ago. Our non-GAAP EPS was $0.40, an 18% increase.

On a year-to-date basis, the revenue for the first half of this fiscal year was $211.5 million, which is 21% higher than the same period one year ago. Likewise, the non-GAAP EPS for the first half was $0.70, representing 38% growth versus the same period last year. Given these results and the opportunity we see in front of us for the second half of the year, we are reiterating our full-year fiscal year 2015 guidance. This represents 13% to 17% revenue growth and 14% to 18% earnings per share growth.

And as a reminder, our excellent performance on both the top and bottom line is the result of the many good things we have done over time both organically and through acquisitions. Before I speak more about the quarterly results, I would like to pause and revisit our call from Monday announcing the acquisition of Danaher’s communication business. I recognize that talking about the end goals behind the transaction, namely broad customer adoption, strong revenue and profitability and cash flow growth without providing you a better map of how we will get there is causing concern.

We have been listening to questions and concerns you have voiced and would like to be more thorough in explaining the unique and compelling benefits of this combination. So let me start to do that now. As I do that I want to keep both questions in mind, they are noted on slide number 7.

What is the growth profile of the businesses we are acquiring? How does the Danaher communication business and NetScout complement one another in ways that can drive growth? Are we biting off more than we can chew? And, fourth, what type of synergies are possible and when will they be achieved? I will address each of these important questions.

Let’s go to slide number 8 for the first question which is what is the growth profile for these businesses. While we provided you a high-level overview of the revenue and profitability of Danaher’s communications business, we realized that commentary may not have been as clear around the recent performance and outlook.

The communications business as a whole, and each of the companies that we are acquiring, has generated solid growth, mostly in the mid- to high-single-digits. In the case of Arbor, that growth has been higher since it was bought by Danaher. I should note that this growth rate includes service revenue which usually grows at a slower pace than product revenue. This growth is consistent with the primary markets at both NetScout and Danaher Communications business target and those markets are projected to continue growing.

More importantly, looking ahead, these markets are currently growing in the mid-single-digits to low-double-digit range. With this transaction, we believe we are capable of more than just participating in this growth. In fact, we expect to continue taking share over the long term. Each business is profitable, but we think there is upside here. We will cover that in a minute.

Let’s look into each of these businesses a bit more closely on slide number 9. Tektronix Communications is the largest company we will acquire and it represents about half of the total, with Arbor and Fluke each representing about a quarter of the remainder. It has consistently performed in the high-single-digits revenue growth range.

For 2014, as you know, the Tektronix business revenue has not grown, which simply reflects how certain customer advancing near-term technology initiatives while others take a pause on their instrumentation activities. But here is the important thing. Orders have done positive and based on our diligent activity we saw great growth returning to this business in 2015 with product and revenue anticipated to reach in the upper-single-digit growth rate.

It’s also worth mentioning that the service revenue for this business is smaller on an overall percentage basis than NetScout and it has historically grown at a slower rate.

Arbor Network is the second business we are acquiring. We know Arbor well and have a very high regard for its capabilities. It is a leader in cyber security and most specifically it offers solutions that help secure the world’s largest service providers and enterprise networks from DDoS attacks and advanced threats.

Arbor has continued to generate low-double-digit growth since it was acquired by Danaher in mid-2010 with a strong base of both service provider and enterprise customers. We believe that Arbor’s product revenue will grow in the combined business around the mid-teens.

Third, Fluke Network is the third business we are acquiring, and they are offering span network performance management and troubleshooting, as well as security and performance monitoring. We see this as complementary for a few different reasons, but most importantly their primary focus has been on troubleshooting. Ours is in providing inside intelligence into performance.

Fluke has reported overall growth in the mid- to upper-single-digits in recent years. We believe that the product revenue for this piece will continue to increase in that same range over the coming years.

Let’s now move on to slide number 10, or question two, which is how does the Danaher Communications business and NetScout complement one another in ways that can drive growth? I would like to shine some more light on that. Let’s look at the service provider market. In this market, Tektronix has been a leader in the wired LAN and 3G networks of service providers with expensive customer base and solid customer relationships.

Together with NetScout we will support over 300 service providers. Our capabilities are very complementary and both have [needed] by service providers. While NetScout has primarily grown through 4G activity in the US and to a lesser extent internationally, LTE deployments and user [dominion ability] are early stage. And while adoption of LTE will grow, 3G will remain a very important architecture. Visibility across legacy and next generation networks is critical for end-to-end troubleshooting.

Gaining access to TekCom’s technologies and capabilities, especially in the RAM optimization and business intelligence area will better position us for future technology with a broader range of service providers for benefit from stronger (inaudible) [durability]. By joining forces service provider will be able to integrate monitoring capabilities of NetScout solutions and troubleshooting capabilities of the Tektronix solutions. With the integration of our products we will be able to give our customers the cost effective way to holistically view their wire LAN, [REN] (inaudible) and voice over LTE, 3G and 4G performance, service assurance as well as DI analytics.

Acquiring these businesses also allows us to extend our reach into new high-growth (inaudible) markets. Let me expand on this. First, with our network we jump start our entry into cyber intelligence and cyber security with the technology in the market leader that is trusted by hundreds of service providers and enterprises. We have been planning to expand our capabilities into this area for some time and Arbor accelerates this progress with a range of proven, trusted next generation security solutions.

We plan to use the Arbor platform to accelerate our internal plans to help customers address advanced persistent threat which we believe is an emerging growth opportunity. We can build on Arbor’s progress in this area without significant increases in investment and by feeding our ASI metadata into their cyber analytics suite. Just as important, while a big portion of Arbor’s business lies with service providers today it is expanding into the enterprise and we will have a greater opportunity to accelerate that progress with access into our large and loyal enterprise customer installed base.

The acquisition adds significant strategic value by expanding our customer base and geographic footprint. On Monday, Jean provided some high-level details about how that would affect the revenue mix. I want to help you more now understand how this will can help us drive revenue growth.

First, we see opportunities in the Fluke business. As I mentioned, our product lines are generally quite complementary with little customer overlap. This is because Fluke has focused on providing troubleshooting tools for the mid-tier of the market, and Fluke’s clear capabilities shine in areas that NetScout has not yet focused like SaaS, cloud, and Wi-Fi monitoring. As a result, we are optimistic about the cross-selling potential here.

Just as important, Danaher’s businesses have built and maintained very strong reseller channels outside the United States with many leading (inaudible) who are very knowledgeable and capable of selling these very sophisticated product lines in key markets like Germany, Australia and Japan. We have known some of these resellers for many years, but we have not been able to establish formal relationships with them due to the exclusivity with these companies.

In summary, these businesses enable NetScout to not only expand its total addressable total market from over $4 billion to over $8 billion, but also allow us to fully capitalize on this opportunity by a more powerful solution set and a much more — much broader go-to-market strategy in both the North American and international geographies.

Turning now to slide number 11. Let’s move on to the question number three which is are we biting off more than we can chew? My answer is simply no. And these are some of the reasons. First, we have proven before that we can integrate the product lines we acquire along with the people responsible for development and selling and support.

When we acquired Network General we were able to retain virtually every single senior leader across all areas of their business including sales, and they are still working with us today. We integrated the product line in ways that added value for customers and without much dislocation to the sales activity. We also streamlined and improved the manufacturing process in other areas that helped drive improved gross margin.

Second, these businesses do not present the same type of product overlap that existed when we acquired Network General. This will make integration a more straightforward process from a development and engineering perspective, as well as from a sales, marketing and support perspective. Third, as I mentioned on Monday, we have very compatible cultures. Both teams believe in the power of [plastic] business instrumentation, a customer first mentality, and working on creative solutions to solve the next generation problems.

This was further reinforced during the extensive due diligence process both sides engaged in prior to the announcement. I am very pleased with the reception we have received from the teams at Danaher Communications. During the meetings I have conducted at various US locations the past couple of days, I feel that their people are eager to join our Company which is the biggest pure play leader in this space, which is in line with the market focus and which has a long track record of staying power and innovation.

In addition, I am very pleased to have an experienced executive like Jim Lico join as director on the next (inaudible) Board. Jim was instrumental in bringing the Danaher Communications group franchise over the last 10 years and has very deep knowledge of all aspects of this business. Jim and I have built tremendous mutual trust and respect for each other during all of the hard work and discussions leading up to this announcement. His expertise and advice will be very viable to me and our team during the integration phase of this transaction.

Let’s move on to the last question which is on slide number 10. What types of synergies are possible and when will they be achieved? As I just mentioned, the experience we have gained in the process provides us a solid foundation for us so that we can take the steps necessary to pursue meaningful synergies in a short time. These actions in conjunction with anticipated revenue growth will help us drive profitability substantially higher particularly as we move out of year one into year two of the combined operations.

As we said on the call, this deal is accretive on a non-GAAP basis in the first full year of operations. However, in any business combination there are always cost synergies and this is no exception. We expect to be able to leverage our purchasing power and expand our proven manufacturing techniques in ways that will improve product gross margins by a few percentage points over the next few years.

Additionally, we will integrate the operations of the three companies we are acquiring and be able to achieve synergies by using common infrastructure platforms and by eliminating or reducing expenses associated with programs and capabilities already in place. Overall, during the first year of combined operations, we initially estimate that it is probable to identify, remove and begin realizing cost synergies of about 5% on the $900 million within the combined cost base of both organizations.

We expect to realize the full effect of these initial actions in the second year of operations while also exploring the potential to improve upon that as we more mostly examine how to better align our go-to-market and related support, programs and initiatives. This also does not include any potential savings that we can realize moving forward after the acquisition closes.

While much of this was learned in greater detail during our mutual diligence processes, Jim Lico and I had been discussing the industry and challenges for the few years. This prompted us to start exploring the possibility of combining Danaher’s Communications business with that of NetScout as it can help us grow our scale, size and reach on multiple fronts. And that’s what we have done with our announcement on Monday.

Customers can immediately benefit from this combination as soon as the transaction is closed, and we will deliver strong revenue growth which in combination with prudent investment and taking advantage of substantial operating synergies that exist will enable us to push profitability higher and generate exceptional free cash flow.

The (inaudible) [speak] from the industry, our customers and employees at both NetScout and Danaher has been terrific. We know that we have more work to do with the investors community, but I ultimately believe they are going to be enthusiastic. I hope that this context around the proposed acquisition has been helpful, although we recognize that this won’t answer every question you may have.

Jean, Andy and I will plan to spend more time meeting directly with you in the coming weeks and months to come as we strive to help you understand the full potential of this transaction. With that said, I do want to make sure I spend some more time on the excellent results we reported this quarter.

Our performance this quarter reflects the continued working acceptance of our nGeniusONE product which is powered by our ASI software and was launched about a year ago. We are pleased with the momentum we continue to build our customers worldwide. Our largest service provider customers continue to spend with us during the second quarter and we continue to identify new pockets of opportunity with them and service provider customers.

We are also pleased with the order flow from our enterprise customers which is complemented by improvement from our government customers. We believe this (inaudible) mix bodes well for us as we move forward. At the midpoint of our guidance, our revenue is on target with 46% achievement already. And similar to the past couple of years, we expect a strong second half of this fiscal year.

Consequently, we have reiterated our guidance and left our target for revenue and EPS unchanged. The revenue range represents 13% to 17% growth and EPS range of 14% to 18% growth.

I mentioned earlier that our markets are growing. According to research from IVC, the market for network management software is expected to grow 4.1% this year to the compounded annual growth rate of 6% projected through 2018.

Other sectors like application performance management, cyber security, and business intelligence are growing as fast or faster, and the lines between some of these traditionally distinct areas are blurring. With our proposed acquisition, we believe that we will be able to be well-positioned to thrive in growing end markets on multiple fronts.

In the service provider vertical, we see continued growth from our customers. The service provider demand for the higher value intelligence and analytics remains strong. We have a strong pipeline and continue to believe that we will have 20% or more growth in this vertical.

As we discussed last quarter, while our mid-year growth rate on service providers is almost 50% of our product revenue we continue to believe that we will normalize to the 20% level. We see significant opportunities ahead. As you know, service provider activity involves the growth to 4G LTE mobile networks in both the US and abroad and this plays into the next sweet spot. According to reservice research from [Owen], the number of LTE mobile broadband subscribers around the world reached the 250 million milestone this past spring and it is expected to exceed two billion subscribers by 2019.

Within our enterprise vertical, our revenue growth grew 12% on a year-over-year basis, as we saw improved demand from a variety of industries, and most notably healthcare. On a related note, adoption and deployment of nGeniusONE continued into the second quarter, and we believe that this platform will become increasingly relevant for enterprises seeking real-time operational intelligence that can help them proactively identify, monitor and resolve (inaudible) issues. Our installed base of loyal enterprise customers provides us with an excellent position from which we can gain mind share and continue to grow.

Our enterprise customers have traditionally relied on our capabilities to manage and optimize their networks. Our new service and traffic triage value proposition will continue to drive our growth in the coming months and will be further bolstered by in-growth into the unified communication and [packet load] segments of our business. Since this is a quarter that coincides with the federal government’s year end, we also saw growth due primarily to the timing and magnitude of certain projects with certain US agencies combined with a slightly more stable purchasing environment.

The percentage growth for the government for the first half approached 50% and we could see this continue to see revenue in the vertical due to ongoing strategic projects. In summary, Q2 was another good quarter for NetScout and we’re looking forward to a strong second half. We are excited about NetScout’s future and the opportunity we see to build upon the strong results we posted today.

The acquisition of the Danaher’s Communications business will enable us to begin an even stronger and more strategic partner to our customers. Getting into these two well-respected organizations will merge very complementary technology basis and deep domain expertise.

Through this transaction, our Company will also be in the size and scale and capabilities to support continued growth. We have a unique opportunity to take a bold step and strengthen our Company in many dimensions and provide us with the run rate for the strong revenue growth, higher profit growth, and excellent cash generation for many years to come.

In closing, our strategic direction is clear. It’s confident in our prospects for continued success both in the short term and in the long term. As always, our success would not be possible without the hard work and tenacity of our employees. So I would like to thank them for their ongoing commitment and focus. Now I will turn the call over to Michael.

Michael Szabados^ Thank you, Anil. Turning to the business at hand, as Anil discussed, NetScout continued to successfully grow its business during the second quarter of FY15. I would like to expand on several areas that Anil touched upon.

First, I would like to add to Anil’s view on what is happening with our business in the service provider marketplace. As he mentioned, we continue to work closely with all of our major service provider customers to address both near-term and longer-term requirements.

Our success in this vertical during the past several years reflects positively not only on our product and technology development initiatives, but also upon the strategy and tactical investments we have made to broaden the sales synergies and product marketing and support resources. But design wins and purchasing can take a long time. The income [density] and installed base that Tektronix has can really help us accelerate our efforts and uncover new opportunities.

As we move forward, we are continuing to add incremental resources aimed at driving further adoption of our solutions at the service provider customers. This includes continuing to enhance our offering in ways that will support new VoLTE services, as well as expand our penetration with cable/MSOs or multi-systems operators. In the US, for example, major cable companies are embracing IP technology to deliver new services and the strength placing to the sweet spot of NetScout’s experience and core competence.

For example, cable/MSOs are aggressively rolling out carrier grade Wi-Fi connectivity services to extend beyond traditional fixed environment in an effort to retain existing broadband customers and attract new ones. During the quarter, we won new business with a large cable/MSO to help them monitor and manage their Wi-Fi services. We expect that our investment to further expand our penetration into the cable/MSO market will continue to yield tangible results over the coming quarters.

In the enterprise, as Anil mentioned, our customer penetration strategy is based largely in leveraging our existing customer base by expanding our value to new users, mostly in IT operations. nGeniusONE is emerging as a uniquely effective tool to isolate failures in complex IT services in a matter of minutes versus many hours using legacy tools. This, combined with our ability to identify and prevent impending problems, make nGeniusONE a valuable asset that helps safeguard the mission-critical business applications of our customers and helps better leverage the element management tools already in place in optimizing the performance of those applications.

I think is important to remember that nGeniusONE was launched about four quarters ago. Not surprisingly, customers are moving thoughtfully to take advantage of its capabilities in conjunction with their broader IT projects. Feedback on nGeniusONE remains very positive. Using our solutions our customers can fix their issues faster without wasting time by finger pointing at other groups and enhance the overall end-user experience, all of which can help improve ROI and reduce very real business and operational risks.

While nGeniusONE analyzes a growing list of core services and applications, our ongoing investment in the unified communications area in particular is being rewarded with increasing customer interest and [order] flow. Healthcare is one industry that the value for solutions is critical to the quality and speed of care they provide, particularly when it comes to the accessing patient records or sharing images during medical procedures.

During the second quarter, we closed several major deals to support customers while moving to implement voice over IP architectures in healthcare, government, and in other areas. For example, we won new business in a leading provider of [general] roadside assistance service in connection with the migration to a new, more cost effective IP-based infrastructure.

NetScout won this business by demonstrating its ability to monitor SIP-based voice transport traffic with a triage application and network performance issues and provide granular insight into the quality of the end-user experience, all while reducing the number of tools that the IT organization relies upon. We continue to focus on new [need] because we see increasing customer need across the enterprise and government agencies. Our technology and approach are uniquely suited to these needs, and it is a natural extension for us because these projects are often implemented within the network operations teams or in close corporation with them.

We also saw strong improvement in the government sector this quarter as compared to a year ago. A key win involved in a major agency acting as an internal provider of IT services to other agencies within the Department of Defense. nGeniusONE is the principal service (inaudible) platform.

We also see additional opportunities to help them better manage their voice, video, mobility and UC programs in the coming quarters. This win is an example of our work in the service provider space and has opened new ways for NetScout to demonstrate its ability to do group services for large numbers of users well beyond the scale of a single typical enterprise.

In general, the competitive landscape remains unchanged in a fairly fragmented enterprise market with many legacy element management tools used by multiple IT teams to assure service quality and performance in the face of new problems. These include the impact of major IT trends such as BYOD, virtualization, cloud and SDN. NetScout’s opportunity is to solve these problems faster and better by using a wholly different approach based on traffic data and our proprietary ASI technology.

Finally, I’d like to provide a quick update on NetScout marketing. As we look forward, we believe that we will be increasingly important to amplify our messages to the marketplace, and this will be certainly critical once we complete the proposed acquisition.

We have already taken some important steps in this direction. For example, we have added to our existing corporate and field marketing teams and we have engaged a new marketing firm to help us further elevate the NetScout brand. We are also seeking to maximize our presence at trade shows that we believe can drive lead generation into adjacent market segments. The outstanding success of our exhibit at the recent Oracle Open World conference attended by over 60,000 IT professionals is a good example of that.

The recognition of NetScout in the market continues to grow. In August, we won a number of Stevie awards for having the best [telecom] product. Additionally, we’re also notified that NetScout will be included within the Barron’s 400 Index for the fifth consecutive year based on our fundamental soundness, growth characteristics, profitability and overall attractiveness to investors.

In summary, we are proud of our solid results this quarter, and we are staying focused on continuing execution, even as we prepare to complete the acquisition of Danaher’s Communications business. In addition, I am very excited about NetScout’s potential in the marketplace and look forward to working closely with the teams at Tektronix Communications, Arbor Networks, and Fluke Networks once our transaction closes.

With that said, let me turn it over to Jean for the financial review.

Jean Bua^ Thank you, Michael, and good morning, everyone. I’ll plan to review key metrics for both second quarter and first half of FY15 and then I will discuss our guidance. As mentioned at the outset, we will be referencing non-GAAP metrics when appropriate and comparing all figures against the comparable prior-year period unless otherwise noted.

To begin our financial discussion, we will be starting with slide number 15 of our presentation, which is accompanying our call and is posted on our website. I will briefly review a number of key items within the income statement.

For our second fiscal quarter, total revenue was $103.6 million, which is an increase of 12% from the same quarter in FY14. Our product revenue was $58 million, which is an increase of 11% over the same quarter in FY14. Service revenue was $45.6 million, which is a 14% increase from the same quarter in the prior year. Our earnings per share for the second quarter was $0.40, which is an 18% increase from the same quarter in the prior year.

Let’s turn to slide 16 to review our profitability during the second quarter in more detail. We achieved our quarterly results while delivering strong margins that remain within or near our long-term targets. Focusing on the non-GAAP metrics, on the lower half of the slide, our gross profit was $83.3 million representing an 80.4% margin. This compares against $73.7 million and a gross margin of 79.9%.

Income from operations was $26.9 million and our operating margin for the quarter was 26%. The 19% growth from the prior year demonstrates our operating leverage as we continue to grow revenue. Net income was $16.6 million, or $0.40 per diluted share, which grew 16% from last year. The net income margin was 16%, which is up from 15.5% one year ago.

Slide 17 shows our performance during the first half of FY15. For the first six months of FY15, total revenue was $211.5 million, which is an increase of 21% over revenue of $174.2 million. Product revenue for the first six months was $122.3 million, which represents an increase of 28%. Service revenue was $89.2 million, which is a 13% increase. First half EPS was $0.76 per share, a 38% increase.

Slide 18 provides detail on product revenue composition for the first half of FY15. As a reminder, the timing and magnitude of various projects by our customers can skew on a year-over-year basis the quarterly comparisons, which is why we focus our commentary on the year-to-date trends.

The components of our $122.3 million of product revenues through the second quarter FY15 were as follows. Service providers product revenue was $55.4 million or 45% of total product revenue. Government product revenue was $16.1 million or 13% of total product revenue. And general enterprise product revenue was the $50.9 million, or 42% of total product revenue.

As Anil noted, the product revenue composition for this quarter was more balanced than the prior quarter thanks to improvement in both the general enterprise and government sectors, with service provider normalizing to its more recent product revenue composition.

In terms of our results in government, Michael’s comments earlier spoke to a major win which was certainly helpful in contributing to this growth, and was the improved stability in the overall US federal budget when compared with the past couple of years. In terms of our enterprise growth in addition to a modest expansion in the financial industry, which is our largest vertical in the enterprise, we also generated strong growth in the healthcare sector, as Michael also noted.

We continue to expect that our full-year FY15 annual composition percentages will more than likely be in line with our historical composition percentages.

Slide 19 shows our product revenue growth rate in the first half of FY15 by vertical. Consistent with our earlier comments, general enterprise generated product revenue growth of 7% for the first six months after a flat first quarter since this vertical delivered lower teens growth for the second quarter, while service provider product revenue was up by 49% for the year-to-date. Overall, we expect that our enterprise product revenue growth will continue to trend favorably during the second half of FY15, while service provider product revenue growth rates are anticipated to normalize to approximately 20% for the year.

Slide 12 shows our — I’m sorry — slide 20 shows our total revenue composition for the first half of FY15. The composition of our $211.5 million of total revenue for the first six months of FY15 was as follows. Service providers generated $85 million, or 40% of total revenue. Government customers produced $29.7 million, or 14% of total revenue, and our general enterprise customers represented $96.7 million, or 46% of total revenue.

Turning to slide 21, this slide shows our total revenue growth by sector for the first six months of FY15. Reflecting my earlier review of the second quarter and the related detail on product revenue, our total revenue for general enterprise sector is now up 5% on a year-over-year basis, while service provider is now up by 42%. Total revenue in government is up by 34% on a year-to-date basis.

Turning to slide 22 for a review of our revenue by geographic region for the first half of FY15. For the first half of the year, the revenue mix was 78% domestic and 22% international. This primarily reflects our ongoing strength with our domestic service provider customers, along with a seasonally slower second quarter in Europe, the overall weaker economic environment in this region that has persisted for some time now, and the relatively early stage of investment in 4G LTE by carriers outside of North America. Within our international sales, Europe represented 10% of revenue, with 5% for Asia, and 7% for the rest-of-the-world.

Slide 23 details our balance sheet highlights and free cash flow. We continue to maintain strong liquidity. At the end of Q2 FY15, we had invested cash, short-term marketable securities, and long-term marketable securities of $217.3 million. Combined with our current revolver capacity, our total liquidity exceeds $465 million. Financially, we are well-positioned to execute on our product and go-to-market strategies.

Our FY15 free cash flow for the first six months was $24.9 million. This reflects $29 million in cash flow from operations, plus approximately $4 million in capital expenditures. Operating cash flow was impacted by changes in working capital, most notably the shipment skew of this quarter’s along to slightly higher income inventory purchases.

During the second quarter of FY15, as part of our existing $100 million open market stock repurchase program, we repurchased 250,000 shares of common stock at an average price of $44.83 per share, totaling $11.2 million. For the FY15 to-date, NetScout has purchased 500,000 shares at an average price of $41.81 per share, totaling $20.9 million. Accounts receivable net of allowances was $49.8 million, down from $60.5 million at the end of FY14.

Days sales outstanding were 43 days for the quarter compared to 26 days last quarter and 47 days for the fourth quarter of FY14. Inventories were $14.5 million. This is up by $1.9 million since the end of FY14. Our total deferred revenue was $117.6 million, representing a $16.3 million decrease from the $133.9 million at the end of March. This decrease is in line with our historical pattern, as we see lower levels of renewals in the second quarter.

Turning to our guidance for FY15, slide 23 illustrates our guidance range for revenue and earnings per share. We are reiterating our guidance for FY15 for both revenue and earnings per share. Our GAAP and non-GAAP revenue guidance for FY15 is $450 million to $465 million yielding a total revenue growth rate of 13% to 17%.

The driver of our revenue growth continues to be our product revenue which is expected to grow in the range of 18% to 23% for the full fiscal year. Revenue for the first half of FY15 represents approximately 46% of the midpoint of our top line guidance. Similar to last year, we expect the second half of the year to be relatively evenly balanced between the third and fourth quarters with a slight skew toward the fourth quarter.

Our earnings per share guidance range for FY15 is $1.74 to $1.81, yielding an EPS growth rate range of 14% to 18%. As a reminder, the research and development tax credit has not been renewed and this is reflected in our effective non-GAAP tax rate for the FY15 of approximately 38%. Our guidance reflects modest leverage in our operating model as we continue to make important investments into our operations in areas such as R&D, sales, and marketing.

Before we conclude the financial portion of our remarks, as Anil mentioned earlier, we will continue our efforts to reach out to our shareholders to arrange calls and meetings to further discuss our recently announced transaction. We will also plan to participate in several investor conferences during the last couple of months in 2014 including participation in the RBC Capital conference in New York City on November 11. We will also attend the NASDAQ investor conference in London on December 3, and we will present at the BMO Technology investor conference in New York City on December 10.

That concludes our prepared remarks this morning. Thank you for joining us. We will look forward to taking your questions. Stephanie, you can now open the line to questions, please.

+++ q-and-a

Operator^ (Operator Instructions)

Scott Zeller with Needham & Company.

Scott Zeller^ Hi, good morning. I wanted to ask a question about the synergies that you outlined in your remarks. I think you called out 5% of the total costs, which would be COGs and OpEx. Could you tell us what your thoughts are on OpEx, given that it seems that you have a lot of the benefit coming from the gross margin improvement? What are your thoughts about OpEx efficiencies?

Jean Bua^ Hi, Scott. You are correct in that we have — as Anil mentioned, we have improved margins significantly, and we have very high-quality gross margins. We do anticipate looking at those operations in the first full year of operations, and significantly improving gross margins more to the level of our software-like margins.

When you go down into operating expenses, there are different models that different pieces of the Business use. We will look at integrating them. And for one thing, right out of the box, we clearly have to provide everybody with information. So, we will be looking to put the organizations on a common enterprise system, which should help us with any kind of redundancies, and improve a lot of processes and efficiencies.

Also, as Anil mentioned in his script, we are very customer focused, and we have salespeople as well as support people, as well as a lot of marketing programs that we want to maintain to deliver the continued excellent customer service and relationships that both companies have enjoyed over the last few years or decades. To that end, what we’re going to be looking at are the programs that are within those things. Things like trade shows, overlapping marketing programs, really zeroing in and lasering on those types of things, as well as how we best can support all of our customers around the globe. So, we will do some of that in the first year, but we really expect that we will get those synergies as we rationalize the Organization more in the second and third year, and then just continuing to go forward.

We also have always run a very scalable operating company. We continue to be prudent in our investment in those support areas that are overhead. So, we will continue to maintain our fiscal prudency, and just watch costs as we go down the road to make sure that we can contribute to margins, and to gross margins as well.

Anil Singhal^ I think one thing more I want to add, Scott, is that our experience with Network General, which was also [transformative], was that in the first year, we want gross margin improvement, some other things which Jean talked about are the least disruptive to the revenue and customers. We’re going to focus on those things first, as we find other synergies in the second year. But regardless, we will still be — as we talked about, we will be accretive in the very first year on the transaction.

Scott Zeller^ Thank you.

Operator^ Mark Kelleher with D.A. Davidson.

Mark Kelleher^ Great, thanks for taking the questions. Yes, another question on the acquisition: Can you just talk a little bit more about the interaction with Tektronix — that technology, particularly. I know you have been competing successfully against Tektronix for quite a while. Can you just maybe give us some more detail on why that technology is important to you? What do you need there; what couldn’t you do yourself?

Anil Singhal^ I think having a better go-to-market strategy is the biggest reason. But you are right that in a lot of the areas — there is some overlap in the types of things we do. But we looked at the number of things where we had actually very little overlap. So, for example, let’s just start with the cases like business intelligence and reporting; the CEM system, RAN optimization.

We don’t even play in there, and Tektronix acquisition of companies like Rentech in the [BIA] area, Newfield Wireless in the RAN area, those things are the areas which are going to provide complementary solutions for what we do today. We have focused more on 4G and — while Tektronix has focused on both 3G and 4G. We started — we have become more aggressive on the 4G VoLTE side, and they have a 3G installed base. And when customers are looking for troubleshooting area, which looks at [stitching] costs between 3G and 4G, and even legacy infrastructure, then having a solution from a single company which can [switch] their call very easily creates a more compelling solution for the customer.

I think, while we’re going to benefit a lot from this, customers are going to benefit more. And in the process, we are going to increase our revenue.

Jean Bua^ Hi, Mark, this is Jean. Just to add one thing also: As you know, NetScout’s core competency has always been in IP networks. That is where we have been shining as the service providers have been turning towards IP-based networks, which is the traditional 4G and LTE. Also, since you follow us, you know that we acquired a product a couple of summers ago, Accanto, which would address the 3G market also, so that we could be more competitive in emerging markets, and potentially also take care of any refreshes that might occur over the existing customer base.

That 3G market, however, because it was a little more ancillary to us, we never really fully discussed it in any kind of detail. But we have reports from Ericsson Mobility that will show that the 3G portion of the customer base, especially as it moves to emerging rollouts — emerging markets — and they roll out continued 3G, that market is supposed to grow over the next five years at a CAGR of about 11% to 12%. We’re really excited about the capabilities that TekCom — that Tektronix within the TekCom platform can give to us.

Mark Kelleher^ Okay, thanks.

Andrew Kramer^ Next question, operator.

Operator^ Eric Martinuzzi with Lake Street Capital.

Eric Martinuzzi^ Curious on the buyback: Is there anything in the agreement that stops you guys from maybe perhaps being more aggressive here over the next 10 or 11 months while we wait for the deal to close?

Jean Bua^ Hi, Eric. As you know, when we announced on Monday, we said that we would be announcing 62.5 million shares, and so we would have a combined shareholder — outstanding shareholder base of [105 million]. When you start to look through some of the potential financial engineering that we can do over the next few years, we had talked about the tax rate and the opportunity to reduce our effective tax rate. We also will be gaining more than double our cash flow.

We would have the opportunity to engage in a more aggressive share repurchase program, as you noted; as well as, we have a tremendous annuity stream in our service revenue. Our service revenue combined, due to the loyalty of our customers, continues to grow every year. We could leverage that service revenue to at least, say, 1 times, and then that would give us a lot more capacity to institute a more aggressive share buyback.

Within the existing RMT rules, you are allowed to buy back approximately 20% of your total outstanding shares over a two-year period. So, as we mentioned on Monday, as we review some of our tax strategies and opportunities, as well as we review some of the opportunities that we will have generating increased liquidity, we will look at whether it makes sense to improve our share buyback program.

Eric Martinuzzi^ But your response was kind of a post-close response. I’m wondering pre-close?

Jean Bua^ No, pre-close, clearly, the RMT rules are not in effect yet. So, no, we don’t really have any kind of hindrance in buying a share buyback at this point.

Eric Martinuzzi^ And the appetite to do that? (multiple speakers)

Jean Bua^ I’m sorry, can you say that again, please?

Eric Martinuzzi^ You had liked it at $44 a share; you must love it at $34 a share?

Jean Bua^ We do have a lot of belief in our long-term results and our long-term performance, and giving value to shareholders. So, without speculating on the stock price, we consider that NetScout will continue to deliver over the short term, immediate term, and long term.

Andrew Kramer^ Thank you. Next question, operator.

Operator^ Kevin Liu with B. Riley & Co.

Kevin Liu^ Hi, good morning. I guess, just with respect to the growth of the acquired — or to-be-acquired businesses — I think Danaher’s talked about the TekCom’s declines for this year. I was wondering if Arbor and Fluke have suffered any declines, or have been subject to any of the same macro trends that that TekCom’s business has seen?

Anil Singhal^ The first thing I just want to mention, and there was a Danaher call also you may get some further details on that from them. As you mentioned, the Tektronix decline was temporary. I think things are looking better as we found in our due diligence, and we think things will come back up in 2015.

But on the Fluke and Arbor, there is no such decline, and they have been respectively growing, Fluke at single digits and Arbor in low double digits.

Kevin Liu^ Got it. And just given the acquisition and the time frame until it closes, I’m wondering how you guys are approaching investments within the business? Are there areas now where you would either forego some investments or pare back some of your initial initiatives? Any commentary on that front would be helpful.

Anil Singhal^ We have no reason for us to — because a lot of the things which we are doing are already complementary. And so, I don’t see a reason — we have to be aware of what our plans were, and we have to see how we want to launch our cyber strategy, which, as you know, we are planning to do in the next — towards the end of the year.

But I don’t think it’s going to have any impact on the investment we are planning to make. Michael mentioned we think we are doing very good, but we are not spend enough money on marketing, and we will continue that effort, and that will be even more important as we combine operations, so that everyone knows what a great combination this is going to be.

Kevin Liu^ Great, thank you.

Andrew Kramer^ Next question, operator.

Operator^ Alex Kurtz with Sterne, Agee.

Alex Kurtz^ Thanks for taking the questions, guys. I just have to go back to Mark’s question about Tektronix, Anil. Having followed you for a while, the discussion about your advantages over Tektronix in the market was something that you guys spent a lot of time talking about. And, obviously, this is about half of the business that you’re acquiring here.

I think investors are wondering, outside of the other two products that you are acquiring, just looking at Tektronix, is this an installed base acquisition, or is there really some kind of future road map of specific Tektronix technology that you intend to integrate into what you are selling to the service provider market today? I think that is, obviously, would be looking at the valuation and what you paid for it a little bit differently in those two different scenarios.

Anil Singhal^ I might have mentioned in the last meeting that, when you are separate, you try to have small competitive price; but when you are combined, then you look at the bigger thing. The bigger thing is: How do you get traffic-based instrumentation to the market and compete with other players in the element management area, some of whom, like Ericsson and Cisco, could actually become our partner.

So, yes, we have talked about them as a competitor, but we were surprised how little customer overlap was there. So, that was important because if there was a lot of customer overlap, then do we have negative synergy. So, that was very little.

On top of that, I think we cannot talk about a lot of details right now because of all the regulations, but there’s a very nice way to integrate ASI with some of the stuff with Tektronix was doing, and so there will be some cross-selling opportunities there. We mentioned at the outset that, as standalone, we would have position that we do everything, but in reality, the bulk of the business from NetScout comes from monitoring, and the bulk of their business comes from troubleshooting. And customers have been looking for integration for these, and I think that will be a great value to them.

Lastly, just like these cross-selling opportunities for ASI from NetScout’s side to Tektronix customers, I think we also have cross-selling opportunities in the RAN optimization, and the last mile is something which we have not covered very well. We get that from the [AirMagnet] portion of Fluke Network. We get Wi-Fi monitoring and several things like that on the cellular side, on the RAN side, which is very hard to instrument; with the Newfield Wireless technology, we will be able to cover that.

And, finally, in the business intelligence and analytic area, they have some good traction. And in the past, NetScout was relying solely on third-party analytics data consuming ASI. And now we will be able to have our own solution, as well.

Alex Kurtz^ Okay. Thank you, Anil.

Operator^ Matt Robison with Wunderlich Securities.

Matt Robison^ Yes, thanks for taking my question. In some of your filings, you talk about debt financing. Can you comment a little bit about the balance sheet you’re getting with the transaction?

And, Jean, I have got my usual depreciation question. And then, I would like to understand a little bit more about the time frame and the break-up fees, as well?

Jean Bua^ Sure. We’ll take the easiest one first, which is your CapEx depreciation/amortization question. In the quarter, depreciation was $3.2 million. Amortization was $1.8 million.

And in debt financing, in the things that were filed, this is a stock deal. And as I talked about earlier, NetScout has always been very conservative, so we don’t have any debt on our balance sheet at this point. We do look forward to being able to increase shareholder value by looking at some of the more financial engineering aspects.

One of the very good, high-quality aspects of NetScout is that we do generate cash flow. As you know, we generated close to $100 million of cash flow last year. In looking at the balance sheet of the combined businesses, we would expect that would double, maybe to — or double and potentially could increase 1.5 times.

So, we will have a lot of liquidity, and we will be able to use that liquidity to continue to invest in our product development for our customers, continue to invest in potential acquisitions down the road that would enhance any other kind of functionality that we need, as well as invest in marketing programs, as Anil mentioned, and continue to look at our share repatriation programs.

Matt Robison^ What is the time frame for the vote? (multiple speakers)

Jean Bua^ I’m sorry, I forgot that portion. As Anil had mentioned, we will be filing a registration statement, a proxy statement, with the SEC. Since this is a carved-out business from Danaher, we have — they have to finish an audit so that we can put those audited statements. At that time, when we do the S-4, you will have clearly three years of past historical P&L performance for the carved-out piece, as well as balance sheets and cash flows. And you will also have projections for what we based the deal on.

So, that is anticipated at the end of the audit, probably to be somewhere — I think I had said on the call on Monday that it would be before the end of 2014. We probably think it might be the end of November, to some time before Christmas. We also have to go through antitrust regulations, and we clearly have been looking at both of those pieces. And then, Danaher also has to file a Form 10, which will go into detail on their businesses.

Just to reiterate: We expect that going through SEC, the shareholder vote, antitrust and anything could take up to, say, six months. We think it could close as late as June — the end of our first quarter in FY16.

And since it was such a long question and a long answer on my part, let me just go back and reiterate one point. The balance sheets of both of these Companies are very strong. They’re both cash free; they are both debt free at this point. We will be able to increase our liquidity, as I had mentioned, more than double what we had — did in FY14 as a stand-alone Company, and we look forward to reviewing some programs that will be able to add even more value to our shareholders.

Matt Robison^ Thanks a lot.

Jean Bua^ You’re welcome.

Operator^ Mark Sue with RBC Capital Markets.

Mark Sue^ Thank you. Anil, if I look at the combined Entity from an OSI stack perspective, the physical [transfer of the] upper levels of the OSI stack, and if I look at your business model beyond the cost of goods improvement, wouldn’t the mix get better? Wouldn’t the recurring revenues look better in the future as you move higher up the stack? I’m just looking at the migration of the broad product portfolio from Tektronix all the way up to Arbor?

Anil Singhal^ Yes, I think we expect the growth rate will be better than — and that’s why we are doing it at the average growth rate of the combined Business today. We see a lot of improvements, but on the [force] deal, we’ll have to make sure that we don’t have any disruption. We are taking it slowly, and making sure that customers are happy. And so, yes, that is the goal. I think it’s going to be a good growth on a higher base when the combined Company.

Mark Sue^ Okay. And the mix should be — we are moving higher up the stack, and software content OSI, all those things that should help that new recurring revenue stream?

Anil Singhal^ I don’t know what you mean by higher stack. We are all the way to layer seven, and so we’re already higher up on the stack.

I don’t know whether you are mentioning that maybe controlled plane focus — what is the data plane focus. And we have — in the voice over LTE area, we have been more focused on data plane, which is the imaging, traffic rates and all that. But from an OSI level, from a software level, I think we were both all the way to the top level.

From the analytic point of view, there are three kinds of analytics on the same data source. There is troubleshooting type things, which I think Tektronix was very good, and monitoring, which NetScout was better, and focusing more on the monitoring side. And we were looking at going into business analytics area. So, if you look at Tektronix, those were the three analytic domains.

They were better in two of them; we were better in one of them, and we’re going to invest next year in the second one, which is the business analytics. I think now we will have — we can use the same data, so it’s the same data set to feed into all three applications, which will be great thing for the customer and which is support for the mission critical nature of our solution.

Mark Sue^ And if I look at it from your service provider point of view, your customer point of view, the cable/MSOs, the wireless carries and also the wire line, do you see a shift in their purchasing from CapEx to more OpEx in the future? Does that also shift over the longer term?

Anil Singhal^ I think it’s very interesting that — and we have different ways of selling the product, which helps the CapEx versus OpEx. We have different pricing models today. It’s interesting that, in the same category of some service provider want, CapEx is important; so, to other people, OpEx is important.

We sell our product — we have two pricing models today already. And Tektronix, I believe, had something similar, which allows us to use one or the other model which customers prefer. So, yes, there is some movement there, but we don’t think it’s going to be disruptive to our Business, and it’s a mixture of requirement; it’s not one-size-fits-all for everyone.

Mark Sue^ Okay, that’s helpful. Thank you, and good luck

Jean Bua^ Thank you.

Operator^ (Operator Instructions)

Chad Bennett with Craig-Hallum.

Chad Bennett^ Good morning, thanks for taking my question.

Anil Singhal^ Sure.

Chad Bennett^ Is there any way, Anil, to think about the combined Company — what portion of the service provider spend in monitoring and troubleshooting? What market share the combined Company will have, kind of post-deal?

Anil Singhal^ I think first of all, it depends how you define the market. We define the market as total management budget, which includes not just traffic base instrumentation, but it includes Ericsson, it includes Cisco, it includes business analytics, even some revenue from IBM. When you look at that, this is going to be a small portion of the total. It’s a good portion of the total — obviously much more than what we have today.

And we see that is the primary reason to do this to get the best technology in the market. We need to compete with non-traditional competitors, which are much bigger scale and size, even though we feel we have the better technology — more compelling technology. And that was the goal of nGeniusONE and ASI, but nGeniusONE and ASI technology alone won’t have been able to accomplish that. We needed a scale size and a wider go-to-market strategy, a more presence international as well as US, and all of these assets allows us to achieve that. And that’s the main reason for doing this.

If you look at market share, in the small niche market of just the probes and packet flow instrumentation, yes, it will be much bigger. But that’s not the way to look at it. That’s not the growth challenge for NetScout or for Tektronix. The growth challenge is how much portion of the total IT budget we get attributed to the solutions we provide, and there, there is massive competition.

In the cyber area, we have big players. In the enterprise area, we have big players like [CAHB]; and in the service provider area, the bigger players like Ericsson, Cisco, and Nokia Siemens, and all of those. And so, when you look at those budgets, our stuff dwarfs in comparison as stand-alone companies. And I think that’s where a lot of the growth prospects are going to be, and customers are going to win in the process because they’re going to get better technology at a affordable price.

Chad Bennett^ Okay. And then, second question on nGeniusONE, and the good momentum you are seeing on your enterprise business and the growth rate there — can you talk about the adoption there? I know initially — if, obviously, the customer was up to date on maintenance, they would get — they would get nGeniusONE and the APM capability for a certain capacity. And then, the hope was they would expand, and that’s where you would bring in additional revenue dollars. It seems like that is happening. Can you just talk about the adoption rate there, and where we are, and how that’s impacting growth?

Anil Singhal^ Yes. I think, just to be frank, adoption rate has been very high, but the revenue traction has been a little slower than I would have liked. But we have to recognize that bringing such a new technology — how great it is — even to existing customer in the market and selling the new service [triage] value proposition than just traditional NPM takes time. We are very hopeful for the second half and next year. We are doing things on the training and other front to accelerate that. But adoption rate is very high.

What I mean by adoption rate is what percentage of our customers are now using nGeniusONE. That was always supposed to be the first phase, as you talked about. And that’s why we created an upgrade path, which was easier for people to deal with. But second phase, which is now use that to drive instrumentation in other places, is slightly slower than I had expected. But I think things are getting better, and we are hearing a lot of good things from the customers. So, yes, it’s going to happen.

Some of it is already happening, but we need more to drive growth — bigger growth in the enterprise. And, again, in that area, depending on when this acquisition close, we will have broader access to a customer base in [mid-tier] even nGeniusONE could also be used in [mid-tier] market. So, we will have access to that. Plus, on the international market, we probably would share with you that our business is 20% international in the enterprise also, and their business is 40%. And so, those are the kinds of things which are going to help us sell nGeniusONE — the initial adoption of nGeniusONE with existing customers. But I think there is a lot of potential for new customers, which will be helped by this combination.

Chad Bennett^ Okay. Thanks for taking my questions.

Anil Singhal^ Sure.

Andrew Kramer^ Are there any other questions, operator?

Operator^ There are no further questions at this time.

Andrew Kramer^ Great, well, I would like to thank everybody for joining us this morning. We appreciate your time and attention. And certainly, if you have any other questions in regard to the quarter or the proposed acquisition of Danaher’s Communications business, please give us a call. We look forward to seeing you out on the road. Thank you.

Operator^ This concludes today’s conference call. You may now disconnect.